Filed pursuant to Rule 424(b)(3)
Registration No. 333-106949

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 16, 2003)

(VALERO ENERGY CORPORATION LOGO)

2% MANDATORY CONVERTIBLE PREFERRED STOCK

(Liquidation Preference $25 per share)

       This document supplements our prospectus dated October 16, 2003, as supplemented by our prospectus supplement dated October 28, 2003, relating to the offering for resale of Valero Energy Corporation’s 2% Mandatory Convertible Preferred Stock (liquidation preference $25 per share) and the shares of our common stock issuable upon conversion of the convertible preferred stock. As used in this prospectus supplement, the terms “Valero,” “we,” “us” and “our” will each refer to Valero Energy Corporation and its subsidiaries and “Orion” refers to Orion Refining Corporation. The convertible preferred stock was issued to Orion, a debtor in possession, in connection with Valero’s purchase of Orion’s refinery located in Louisiana. On October 28, 2003, Orion resold 8,460,000 shares of our convertible preferred stock in an underwritten public offering. After the offering, Orion retained 1,540,000 shares of our convertible preferred stock. On July 1, 2004, the United States bankruptcy court for the District of Delaware entered an order confirming Orion’s amended plan of liquidation which provides for the transfer of Orion’s remaining shares of our convertible preferred stock to ORC Distribution Trust for distribution to various creditors in satisfaction of Orion’s obligations to such creditors. The information in this prospectus supplement replaces and supercedes the information set forth in the fourth paragraph under the caption “Selling Securityholder” in the prospectus dated October 16, 2003 and in all prior prospectus supplements to that prospectus.

      Our common stock currently trades on the New York Stock Exchange under the symbol “VLO.” The closing price of the common stock on the New York Stock Exchange was $60.74 per share on February 4, 2005.

       Investing in our preferred or common stock involves risks. See “Risk Factors” beginning on page 5 of the accompanying prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 7, 2005

SELLING SECURITYHOLDER

SELLING SECURITYHOLDER

      The following table sets forth the names of the selling securityholders, the amount of preferred stock and shares of our common stock beneficially owned by each such selling securityholder prior to the offering, the amount being offered for each of the selling securityholder’s account and the amount to be owned by each such securityholder after completion of the offering.

	Number of			Number of
	Shares of		Number of	Shares of		Number of
	Preferred		Shares of	Common		Shares of
	Stock	Number of	Preferred	Stock	Number of	Common
	Beneficially	Shares of	Stock to be	Beneficially	Shares of	Stock to be
	Owned	Preferred	Owned After	Owned	Common	Owned After
	Prior to	Stock Being	Completion	Prior to	Stock Being	Completion
	the	Offered	of the	the	Offered	of the
Name	Offering	Hereby	Offering(1)	Offering(2)	Hereby	Offering(3)

TCW Shared Opportunity Fund III, L.P.	50,000	50,000	0	49,550	49,550	0
OCM Opportunities Fund II, L.P.(4)	599,257	599,257	0	593,863	593,863	0
Columbia/ HCA Master Retirement Trust (Separate Account II)(4)	8,755	8,755	0	8,676	8,676	0

(1)	Based on the assumption that the selling securityholders sell all their shares of convertible preferred stock.

(2)	This number is based on a conversion ratio of .991, as adjusted for the two-for-one stock split of our common stock on October 7, 2004, the ratio at which a share of convertible preferred stock is convertible into a share of our common stock at any time prior to July 1, 2006. This amount is subject to change on the mandatory conversion date as described in “Description of the Convertible Preferred Stock — Mandatory Conversion.”

(3)	Based on the assumption that the selling securityholders sell all their shares of convertible preferred stock or our common stock underlying the convertible preferred stock.

(4)	Oaktree Capital Management, LLC, or Oaktree Capital, is the general partner of OCM Opportunities Fund II, L.P. and the investment manager of Columbia/ HCA Master Retirement Trust (Separate Account II). By virtue of its position as the general partner and investment manager of such selling securityholders, Oaktree Capital may be deemed to have beneficial ownership of the shares of the convertible preferred stock and the shares of our common stock underlying the convertible preferred stock. Oaktree Capital, however, disclaims any beneficial ownership of such securities held by OCM Opportunities Fund II, L.P. and Columbia/ HCA Master Retirement Trust (Separate Account II), except to the extent of its pecuniary interest.